                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          The Seibels Bruce Group, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   816006-10-0
                                 --------------
                                 (CUSIP Number)

                                Charles H. Powers
                          2419 Sumner Street Extension
                         Florence, South Carolina 29502
                            Telephone: (803) 661-1941
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  with copy to:

                             Stephen M. Lynch, Esq.
                        Robinson, Bradshaw & Hinson, P.A.
                            1900 Independence Center
                         Charlotte, North Carolina 28246
                                 (704) 377-2536

                                  May 18, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                      This Amendment contains 18 pages. The
                          exhibit index is on page 11.

                                  SCHEDULE 13D


CUSIP NO.   816006-10-0                13D      PAGE     2    OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      CHARLES H. POWERS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,890,801
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,328,301
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               562,500
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,890,801
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.    816006-10-0               13D      PAGE     3   OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      WALKER S. POWERS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    363,750
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   251,250
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               112,500
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          363,750
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.    816006-10-0               13D      PAGE     4    OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      JANE E. HUGGINS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    --
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     90,624
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   --
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               90,624
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,624
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


                                  SCHEDULE 13D


CUSIP NO.    816006-10-0               13D      PAGE     5    OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      REX W. HUGGINS
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    --
   SHARES              ---------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     90,624
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   --
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               90,624
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          90,624
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY STATEMENT

         This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D dated October 3, 1996 as filed with the Securities and Exchange Commission on October 7, 1996 (the "Statement"), with respect to the shares of Common Stock, $1.00 par value per share (the "Common Stock"), of The Seibels Bruce Group, Inc., a South Carolina corporation (the "Issuer"), by Charles H. Powers, Walker S. Powers, Jane E. Huggins and Rex W. Huggins (the "Reporting Persons"). All share and per share references included in this Amendment reflect the Issuer's one-for-four reverse stock split effected in April 1997. Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Statement.

Item 4.    Purpose of Transaction.

           Pursuant to the Stock Purchase Agreement dated January 29, 1996, as amended, between the Issuer and the Reporting Persons (the "Purchase Agreement"), on September 25, 1996. The Reporting Persons collectively purchased from the Company 1,562,500 shares of Common Stock at a price of $4.00 per share in cash and were issued options by the Company to acquire 781,250 shares of Common Stock at an exercise price of the greater of $6.00 per share or book value which expire on December 31, 1998 (the "Year 1998 Options") and options to acquire 781,250 shares of Common Stock at an exercise price of the greater of $8.00 per share or book value which expire on December 31, 2000 (the "Year 2000 Options"). The Purchase Agreement provides that the Reporting Persons will be entitled to designate up to two persons for election to the Issuer's Board of Directors. The Reporting Persons have designated Charles H. Powers and Walkers
S. Powers for election to the Issuer's Board of Directors, and they have been so elected.

           Pursuant to a Stock Option Purchase Agreement among the Reporting Persons, High Ridge Capital Partners Limited Partnership ("High Ridge Partners") and the Issuer dated November 20, 1997 and a Stock Option Purchase Agreement among the Reporting Persons, High Ridge Capital LLC ("High Ridge Capital") and the Issuer dated November 20, 1997 (collectively, the "Option Purchase Agreements") the Reporting Persons agreed, subject to receipt of necessary regulatory approvals, to sell to High Ridge Partners for a total consideration of $1.00 in cash Year 1998 Options for 351,562 shares of Common Stock and Year 2000 Options for 351,562 shares of Common Stock and to sell to High Ridge Capital for a total consideration of $1.00 in cash Year 1998 Options for 351,562 shares of Common Stock and Year 2000 Options for 351,562 shares of Common Stock. The Option Purchase Agreements provide that in the event that High Ridge Partners or High Ridge Capital exercises any of the Year 1998 Option or sells any of the Year 1998 Options, it will pay to the Reporting Persons $2.00 per share of Common Stock purchased upon such exercise or purchasable under the Year 1998 Option so transferred. The Issuer entered into the Option Purchase Agreements to consent to the transfer of such options, and the transfer was approved by the Issuer's Board of Directors.

         The Reporting Persons had decided to transfer these options to High Ridge Partners and High Ridge Capital for the limited consideration described above as an inducement to High Ridge Partners and High Ridge Capital to permit a principal of High Ridge Capital, James L. Zech, to


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

serve on the Issuer's Board of Directors. High Ridge Capital manages a private equity fund focused exclusively on the property and casualty insurance, and the Reporting Persons believed that Mr. Zech's experience in the property and casualty insurance industry would be valuable and necessary to the Issuer. Accordingly, the Reporting Persons recommended to the Issuer's Board of Directors that Mr. Zech be elected to the Issuer's Board of Directors. Mr. Zech was elected a director by the Issuer's Board of Directors on January 9, 1998.

         The Reporting Persons may in the future recommend other changes to the Issuer's Board of Directors, and Charles H. Powers and Walker H. Powers may, as directors, be called upon to consider proposals made to, or considered by, the Issuer's Board of Directors to change the number or term of directors or to fill any existing vacancies on the Board of Directors.

         In this regard, certain members of the Issuer's Board of Directors have proposed reducing the size of the Board of Directors of the Issuer. Charles H. Powers and Walker S. Powers intend to continue to participate in the consideration of such proposals and may, from time to time in connection with such discussions or otherwise, advance proposals to the Board of Directors or others, including other shareholders, with respect to the size of the Board of Directors and the individuals to serve on the Board of Directors.

         In addition, the Reporting Persons may, from time to time, make other proposals to protect their investment in the Issuer. Such proposals may concern a sale of material transfer of the assets of the Issuer, an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, a material change in the present capitalization or dividend policy of the Issuer, other material changes in the Issuer's business or corporate structure, changes to its charter or bylaws or similar actions. In addition, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or dispose of shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the extent to which each Reporting Person has sole voting power, shared voting power, sole dispositive power or shared dispositive power with respect to such shares:

                                                 Shares Beneficially Owned
                         -------------------------------------------------------------------------------
                                               Shared Voting      Sole Dispositive    Shared Dispositive
 Reporting Person        Sole Voting Power         Power                Power                Power
 ----------------        -----------------     -------------      ----------------    ------------------
Charles H. Powers          1,890,801(1)              --             1,328,301(2)          562,500(3)
Walker S. Powers             363,750(1)              --               251,250(2)          112,500(3)
Jane E. Huggins                   --             90,624(1)                 --              90,624(1)
Rex W. Huggins                    --             90,624(1)                 --              90,624(1)

(1) Includes for Charles H. Powers options to acquire 563,750 shares of Common Stock, of which options to acquire 562,500 shares are subject to transfer pending regulatory


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

         approval; for Walker S. Powers options to acquire 113,750 shares of Common Stock, of which options to acquire 112,500 are subject to transfer pending approval; for each of Jane E. Huggins and Rex W. Huggins options to acquire 28,124 shares of Common Stock that are subject to transfer pending regulatory approval.

(2) Includes for each of Charles H. Powers and Walker S. Powers options to acquire 1,250 shares of Common Stock.

(3) Represents shares that may be acquired upon exercise of options subject to transfer pending regulatory approval.

         (c)      None.

         (d) The information set forth in Items 4 and 6 of this Amendment is incorporated herein by reference.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment is incorporated herein by reference.

           Pursuant to a Stock Option Purchase Agreement (the "IBS Option Agreement") among the Reporting Persons, IBS Consulting LLC ("IBS") and the Issuer dated November 20, 1997 the Reporting Persons agreed to sell to IBS for a total consideration of $1.00 in cash Year 1998 Options for 78,125 shares of Common Stock and Year 2000 Options for 78,125 shares of Common. The IBS Option Agreement provides that in the event that IBS exercises any of the Year 1998 Option or sells any of the Year 1998 Options, it will pay to the Reporting Persons $2.00 per share of Common Stock purchased upon such exercise or purchasable under the Year 1998 Option so transferred. IBS facilitated the Reporting Persons' transfer of Year 1998 Options and Year 2000 Options to High Ridge Partners and High Ridge Capital.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this Amendment:

Exhibit Number                               Exhibit
--------------                               -------
99.1              Joint Filing Agreement dated May 18, 1998 among the Reporting
                  Persons

99.2 Stock Purchase Agreement dated January 29, 1996, as amended, between the Issuer and the Reporting Persons (incorporated by reference to Annex A to the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 1996)

99.3 Stock Option Agreement dated January 29, 1996, as amended, between the Issuer and the Reporting Persons (incorporated by reference to Annex B to the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 1996)

99.4              Stock Option Purchase Agreement among the Reporting Persons,
                  High Ridge Capital Partners Limited Partnership and the Issuer dated November 20, 1997

99.5              Stock Option Purchase Agreement among the Reporting Persons,
                  High Ridge Capital LLC and the Issuer dated November 20, 1997

99.6              Stock Option Purchase Agreement among the Reporting Persons,
                  IBS Consulting LLC and the Issuer dated November 20, 1997

         Signatures.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: May 18, 1998


                                             /s/ Charles H. Powers
                                             ----------------------------------
                                             Charles H. Powers


                                             /s/ Walker S. Powers
                                             ----------------------------------
                                             Walker S. Powers


                                             /s/ Jane E. Huggins
                                             ----------------------------------
                                             Jane E. Huggins


                                             /s/ Rex W. Huggins
                                             ----------------------------------
                                             Rex W. Huggins

                                  EXHIBIT INDEX


Exhibit Number                              Exhibit
--------------                              -------
99.1              Joint Filing Agreement dated May 18, 1998 among the Reporting
                  Persons

99.2 Stock Purchase Agreement dated January 29, 1996, as amended, between the Issuer and the Reporting Persons (incorporated by reference to Annex A to the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 1996)

99.3 Stock Option Agreement dated January 29, 1996, as amended, between the Issuer and the Reporting Persons (incorporated by reference to Annex B to the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 1996)

99.4              Stock Option Purchase Agreement among the Reporting Persons,
                  High Ridge Capital Partners Limited Partnership and the Issuer dated November 20, 1997 (incorporated by reference to Exhibit
                  II to the Schedule 13D of High Ridge Capital, LLC, HRC General
                  Partner Limited Partnership, High Ridge Capital Partners
                  Limited Partnership and James L. Zech with respect to the Common Stock of The Seibels Bruce Group, Inc. filed with the
                  Securities and Exchange Commission on November 26, 1997)

99.5              Stock Option Purchase Agreement among the Reporting Persons,
                  High Ridge Capital LLC and the Issuer dated November 20, 1997
                  (incorporated by reference to Exhibit I to the Schedule 13D of High Ridge Capital, LLC, HRC General Partner Limited
                  Partnership, High Ridge Capital Partners Limited Partnership and James L. Zech with respect to the Common Stock of The
                  Seibels Bruce Group, Inc. filed with the Securities and
                  Exchange Commission on November 26, 1997)

99.6              Stock Option Purchase Agreement among the Reporting Persons,
                  IBS Consulting LLC and the Issuer dated November 20, 1997